Free Writing Prospectus

Van Eck Merk Gold Trust

2015-10-28 ETF.com Van Eck Takes On Gold Fund

0001546652

Pursuant to 433/164

333-180868

Van Eck Takes On Gold Fund

Van Eck has added a new fund to its lineup, taking over marketing and branding duties from Merk Investments, the firm founded by Axel Merk, for the firm's physical gold fund. The product has been rebranded with the Van Eck brand name, although Merk Investments remains the ETF’s sponsor.

The renamed Van Eck Merk Gold ETF (OUNZ | B) is essentially unchanged. It still has the same ticker and expense ratio (0.40 percent), and most importantly, it still has the unique features that made it the focus of so much talk when it launched.

OUNZ is the only physical gold ETF that allows investors to redeem shares for actual physical gold. With most physical gold ETFs, like the SPDR Gold Shares (GLD | A-100), retail investors can only sell their shares, and only authorized participants can redeem actual gold from the trust.

Despite the hype when it launched in May 2014, OUNZ has only gathered about $80 million in assets under management. That’s a perfectly respectable amount for an ETF, but it’s the smallest amount of assets among the physical gold ETFs.

The deal with Van Eck means that the fund will now be marketed by a firm that has a broad existing ETF lineup, including two very successful gold-related funds—the $5 billion Market Vectors Gold Miners ETF (GDX | C-78) and the $1.4 billion Market Vectors Junior Gold Miners ETF (GDXJ | C-56).

Contact Heather Bell at hbell@etf.com.

The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.